Exhibit 99.1

Central GoldTrust

3rd Quarter Report

September 30, 2014

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust

Central GoldTrust (“GoldTrust”) is a passive, self-governing, single purpose, closed-end trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of the total net assets of GoldTrust be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the largest banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE MKT (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust”) currently holds 98.7% of its net assets in gold bullion. At September 30, 2014, these gold holdings consisted of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 704,652 fine ounces.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and U.S. retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

October 21, 2014	J.C. Stefan Spicer, President & CEO

Management’s Discussion and Analysis (MD&A)

The Trust’s interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 “Interim financial reporting” and IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”). The interim financial statements may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 9 to 16 should be referred to as supplementary information to this discussion and analysis.

The transition to IFRS has had no impact on the financial position or financial performance of the Trust and has affected only the presentation of the Trust’s financial statements. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

CENTRAL GOLDTRUST

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2014.

Outstanding Units

There were 19,299,000 Units issued and outstanding at September 30, 2014 and December 31, 2013.

Financial Results – Changes in Net Assets

The net assets of the Trust are comprised of the fair value of the Trust’s total assets less the fair value of the Trust’s total liabilities. The term “net assets”, as used in this MD&A, has the same meaning as the term “total equity” as used in the Trust’s September 30, 2014 interim financial statements and notes thereto.

Net assets decreased by $70.3 million or 7.5% during the three months ended September 30, 2014. This decrease was attributable to the 7.5% decrease in the price of gold during the period.

Net assets increased by $8.0 million or 0.9% during the nine months ended September 30, 2014. This increase was attributable to the 1.2% increase in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013
Change in unrealized appreciation of holdings	$(69.4)	$16.4	$63.6	$(88.1)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(70.3)	$15.6	$62.7	$(88.9)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(3.64)	$0.81	$3.25	$(4.61)

Total net assets	$868.2	$938.4	$922.9	$860.1
	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012
Change in unrealized appreciation of holdings	$94.8	$(286.3)	$(46.3)	$(78.9)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$93.9	$(287.2)	$(47.3)	$(79.9)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$4.87	$(14.88)	$(2.45)	$(4.14)

Total net assets	$949.0	$855.1	$1,142.2	$1,189.6

CENTRAL GOLDTRUST

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, was $70.3 million ($3.64 per Unit) for the three months ended September 30, 2014 compared to net income of $93.9 million ($4.87 per Unit) for the comparable three-month period in 2013. Net income, inclusive of the change in unrealized appreciation of holdings for the nine months ended September 30, 2014 was $8.0 million ($0.42 per Unit) compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $240.6 million ($12.46 per Unit) for the comparable nine-month period in 2013. Virtually all of the reported net income (loss) for both the three and nine-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and nine-month periods ended September 30, 2014 as compared to the same period in 2013. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month periods ended September 30, 2014 and 2013 remained unchanged at 0.09%. The expense ratio for the nine-month period ended September 30, 2014 was 0.28% compared to 0.27% for the nine-month period in 2013. For the twelve-month period ended September 30, 2014, the expense ratio was 0.36% compared to 0.35% for the twelve-month period ended September 30, 2013.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the nine months ended September 30, 2014, GoldTrust’s cash and cash equivalents decreased by $2.3 million to $11.6 million. This decrease was a result of the amounts used to pay the expenses of the Trust. The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 9 on page 14 of this interim report.

CENTRAL GOLDTRUST

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated October 21, 2014. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2014	2013
	$	$
Assets:
Gold bullion at market
(Notes 2(a) and 5)	857,209,158	846,639,378
Cash and cash equivalents
(Notes 2(b) and 6)	11,599,503	13,854,297
Other receivables and prepayments	141,263	114,997
Total assets	868,949,924	860,608,672

Liabilities:
Accrued liabilities (Notes 2(c), 7 and 9)	778,525	485,491
Total liabilities	778,525	485,491

Equity:
Capital (Notes 2(d) and 8)
Units issued: 19,299,000	744,870,733	744,870,733
Retained earnings inclusive of unrealized appreciation of holdings	123,300,666	115,252,448
Total equity	868,171,399	860,123,181
Total liabilities and equity	868,949,924	860,608,672
Total equity per Unit
(Notes 2(h) and 10)	44.99	44.57

Exchange rate: U.S. $1.00 = Cdn.	1.1208	1.0636

Total equity per Unit expressed in Canadian dollars	50.42	47.40

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”                                  “Ian M.T. McAvity”

CENTRAL GOLDTRUST

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended Sept. 30,			Nine months ended Sept. 30,
	2014	2013	2014	2013
	$	$	$	$
Income:
Interest	8,685	11,161	27,085	33,986
Total income	8,685	11,161	27,085	33,986
Expenses:
Administration fees (Note 9)	445,310	471,427	1,351,743	1,498,554
Safekeeping fees and bank charges	250,964	267,348	753,856	847,676
Trustees’ fees and expenses (Note 9)	47,483	40,363	130,389	122,847
Auditors’ fees	31,368	26,299	86,217	81,477
Regulatory filing fees	16,967	17,506	54,744	54,484
Stock exchange fees	12,680	14,001	38,040	42,004
Legal fees (Note 9)	11,112	14,140	35,674	42,231
Registrar and transfer agent fees	5,878	7,079	16,896	18,906
Unitholder information	2,646	2,785	46,250	42,050
Miscellaneous	49	38	176	237
Total expenses	824,457	860,986	2,513,985	2,750,466
Net loss from Trust administration	(815,772)	(849,825)	(2,486,900)	(2,716,480)
Change in unrealized appreciation of holdings	(69,437,768)	93,791,148	10,535,118	(237,844,892)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(70,253,540)	92,941,323	8,048,218	(240,561,372)
Basic and diluted net income (loss) per Unit (Note 2(h))	(3.64)	4.87	0.42	(12.46)

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN EQUITY

(expressed in U.S. dollars, unaudited)

	Number of Units o/s	Unit Capital	Retained Earnings	Total Equity
		$	$	$
January 1, 2013	19,299,000	744,870,733	444,703,526	1,189,574,259
Net income (loss) for the period			(240,561,372)	(240,561,372)
September 30, 2013	19,299,000	744,870,733	204,142,154	949,012,887

January 1, 2014	19,299,000	744,870,733	115,252,448	860,123,181
Net income (loss) for the period			8,048,218	8,048,218
September 30, 2014	19,299,000	744,870,733	123,300,666	868,171,399

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars, unaudited)

Nine months ended Sept.30,
	2014	2013
	$	$
Cash flows from operating activities
Net income (loss)	8,048,218	(240,561,372)
Adjustment to reconcile net income (loss) to net cash from operating activities:
Change in unrealized appreciation of holdings	(10,535,118)	237,844,892
Net changes in operating assets and liabilities:
Increase in other receivables and prepayments	(26,266)	(29,524)
Increase in accrued liabilities	293,034	467,221
Effect of exchange rate change	(34,662)	(24,842)
Net cash used in operating activities	(2,254,794)	(2,303,625)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net decrease in cash and cash equivalents	(2,254,794)	(2,303,625)
Beginning of period cash and cash equivalents	13,854,297	17,570,380
Cash and cash equivalents at September 30	11,599,503	15,266,755

See accompanying notes to financial statements

CENTRAL GOLDTRUST

Notes to Financial Statements

For the nine months ended September 30, 2014

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Trust

Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, established under the laws of Ontario, Canada on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units are listed and traded on the New York Stock Exchange MKT (symbol GTU) and the Toronto Stock Exchange (symbol GTU.UN in Canadian dollars and GTU.U in U.S. dollars).

The purpose of GoldTrust is to acquire, hold and secure gold bullion on behalf of its Unitholders. All gold bullion bars are “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and segregated basis in the highest rated (Level 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Trust’s registered office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada, L9G 3P2.

Central Gold Managers Inc. (the “Administrator”) acts as the administrator of the Trust pursuant to an Administrative Services Agreement with the Trust.

The financial statements of the Trust as at and for the nine months ended September 30, 2014 were authorized for issue by the Trustees of the Trust on October 21, 2014.

2.	Summary of significant accounting policies:

Basis of Preparation

The Trust’s interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 “Interim financial reporting” and IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”). The interim financial statements may not include all of the information required for full annual financial statements.

The transition to IFRS has had no impact on the financial position or financial performance of the Trust and has affected only the presentation of the Trust’s financial statements. The presentation of a cash flow statement is new under IFRS as the Trust was not required to prepare this statement prior to the implementation of IFRS. Reconciliations of equity and comprehensive income (loss) have not been prepared as there are no reconciling adjustments that resulted from the implementation of IFRS.

CENTRAL GOLDTRUST

These interim financial statements have been prepared on a historical cost basis, except for gold bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

(a)	Gold holdings:

Gold bullion and gold certificates are measured at fair value by reference to the final daily London Bullion Market Association fixing rate, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property fair value model, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation of holdings are calculated on an average cost basis.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Trust’s banker, which are not subject to restrictions.

(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold bullion. Prepaid expenses and accrued interest receivable would be included in this category.
ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Unit capital:

Classification of redeemable units:

Redeemable units are classified as equity instruments when:

•	The units entitle the holder to a pro rata share of the Trust’s equity (“net assets”) in the event of the Trust’s liquidation;
•	The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;
•	All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;
•	The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder’s rights to a pro rata share of the Trust’s net assets; and
•	The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

CENTRAL GOLDTRUST

In addition to the redeemable units having all of the above features, the Trust’s capital may not include any financial instrument or contract that has:

•	Total cash flows based substantially on the profits or losses, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and
•	The effect of substantially restricting or fixing the residual return to the redeemable Unitholders.

The Trust meets all of the conditions to classify its Units as equity instruments. If the Trust’s redeemable Units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognized as equity.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes. The Trustees intend to distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

(g)	Net loss from Trust administration

The Trust exists for the purpose of holding gold bullion, on an allocated and segregated basis, on behalf of its Unitholders. Gold holdings are intended to be permanent assets of the Trust and the unrealized appreciation of the gold holdings does not represent distributable earnings. There is no intention, currently, to sell any of the Trust’s gold holdings unless it becomes necessary to generate cash to meet ongoing expenses. The Trust currently does not loan, lease or otherwise utilize its gold holdings to generate income, and, consequently, the Trust expects to incur a net loss from its administration activities.

(h)	Calculations per Unit:

The calculation of net income (loss) per Unit is based on the weighted average number of Units outstanding during the year.

The calculation of total equity (or net asset value) per Unit is based on the number of Units outstanding at the end of the reporting period. GoldTrust has no dilutive instruments.

CENTRAL GOLDTRUST

(i)	Functional and presentation currency:

The Trust’s functional and presentation currency is the U.S. dollar. The Trust’s performance is evaluated, and its liquidity is managed, in U.S. dollars. Therefore, the U.S. dollar is considered to be the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of the Trust.

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Trust’s financial statements required the Senior Executive Officers to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Trust’s accounting policies, Senior Executive Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going concern

The Trust’s Senior Executive Officers have made an assessment of the Trust’s ability to continue as a going concern and are satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, the Senior Executive Officers are not aware of any material uncertainties that may cast significant doubt upon the Trust’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimates and Assumptions

Estimation uncertainties in accounting assumptions at the recording date that could cause material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below. The Trust based its estimates and assumptions on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Trust’s policy is to treat any gains (or losses) from the disposition of gold bullion as capital gains (or losses), rather than as income (or loss), as the Trust is and intends to continue to be a long-term passive holder of gold bullion, and generally would only dispose of any portion of its holdings of gold bullion for the purposes of meeting redemptions (if any) and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all circumstances.

CENTRAL GOLDTRUST

4.	Segment information:

For administrative purposes, the Trust is organized into one main segment, being the passive, long-term holding of gold bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Trust’s activities are interrelated, and each activity is dependent upon the others. Accordingly, all significant administrative decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust’s income (or loss) is almost entirely made up of changes in the value of its gold holdings.

5.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2014	December 31, 2013
Gold bars in fine ounces	698,496	698,496
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	704,652	704,652
Average cost – per fine ounce	$1,013.85	$1,013.85
Cost	$714,411,041	$714,411,041
Market – per fine ounce	$1,216.50	$1,201.50
Market value	$857,209,158	$846,639,378

6.	Cash and cash equivalents:

As at September 30, 2014, GoldTrust held one Canadian dollar redeemable flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $546,950 (Cdn. $613,035) bearing interest at a rate of 1.15% per annum with a maturity date of January 21, 2015. Cash deposits of $11,052,553 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at December 31, 2013, GoldTrust held one Canadian dollar redeemable flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $569,541 (Cdn. $605,766) bearing interest at a rate of 1.20% per annum with a maturity date of January 21, 2014. Cash deposits of $13,284,756 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

7.	Fair value of financial instruments:

As at September 30, 2014, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

CENTRAL GOLDTRUST

8.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at September 30, 2014 and December 31, 2013. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

The stated and recorded capital of GoldTrust as at September 30, 2014 and December 31, 2013 was as follows:

	September 30,2014	December 31, 2013
Stated capital 19,299,000 Units	$747,457,803	$747,457,803
Less: Unit issue costs	2,587,070	2,587,070
Recorded capital	$744,870,733	$744,870,733
Weighted average Units outstanding(1)	19,299,000	19,299,000

(1)	The weighted average Units outstanding as of September 30, 2014 is for the nine months then ended and at December 31, 2013 is for the twelve months then ended.

9.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered and GoldTrust agreed to pay a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers Inc. for the nine months ended September 30, 2014 decreased to $1,351,743 from $1,498,554 for the comparable period in 2013 due to the decrease in the average value of net assets under administration. Included in accrued liabilities at September 30, 2014 is $143,817 (December 31, 2013: $142,680) due to the Administrator. No Trustee fees are paid by GoldTrust to the Trustees who are nominees of the Administrator of GoldTrust.

GoldTrust incurred legal fees amounting to $35,674 for the nine months ended September 30, 2014 (2013: $42,231). Of this amount $28,823 (2013: $34,870) was payable to a legal firm of which one of GoldTrust’s Officers is the principal.

CENTRAL GOLDTRUST

10.	Financial highlights:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Per Unit performance:
Net asset value per Unit at beginning of period	$48.63	$44.31	$44.57	$61.64
Net loss before the change in unrealized appreciation of holdings	(.04)	(0.05)	(0.13)	(0.14)
Change in unrealized appreciation of holdings	(3.60)	4.91	0.55	(12.33)
Total increase (decrease) (1)	(3.64)	4.86	0.42	(12.47)
Net asset value per Unit at end of period	$44.99	$49.17	$44.99	$49.17
Total return for period	(7.5)%	11.0%	0.9%	(20.2)%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.09%	0.09%	0.28%	0.27%
Net loss before the change in unrealized appreciation of holdings(2)	0.09%	0.09%	0.27%	0.26%

The increase (decrease) per Unit is based on the weighted average number of Units outstanding during the period. The term ‘net asset value per Unit’ is the same as ‘total equity per Unit’ used elsewhere in these financial statements. The net asset values per Unit are based on the actual number of Units outstanding at the end of the relevant reporting periods.

(1)	This table is not meant to be a reconciliation of beginning to end of period net asset values per Unit.
(2)	Ratios not annualized.

11.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on September 30, 2014 of Cdn. $1.1208 for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.44 per Unit or Cdn. $4.98 per Unit.

CENTRAL GOLDTRUST

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at September 30, 2014 would not have had any material impact on the net income for the nine months ended September 30, 2014, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 98% of its net assets are in the form of gold bullion which is readily marketable.

12.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Senior Executive Officers and the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

13.	Personnel:

The Trust did not employ any personnel during the period as its affairs were administered by the personnel of the Administrator, Senior Officers and/or the Trustees, as applicable.

14.	Events after the reporting period:

There were no material events after the reporting period.

CENTRAL GOLDTRUST

Trust Information

Trustees	Officers

Brian E. Felske (A) (I)	J.C. Stefan Spicer, Chairman,
Glenn Fox (C) (I)	President & CEO
Bruce D. Heagle (A) (I)	William L. Trench, A.C.I.S., CFO
Ian M.T. McAvity (C) (I) (L)	Krystyna S. Bylinowski, Treasurer
Michael A. Parente (A) (I)	John S. Elder, Q.C., Secretary
Jason Schwandt (I) (C)	J.L. Michele Spicer, Assistant Secretary
J.C. Stefan Spicer (N)

(A) - Member of Audit Committee

(C) - Member of Corporate Governance & Nominating Committee

(I) - Independent Trustee

(L) - Lead Trustee

(N) - Nominee of the Administrator

Advisor Consultants

Douglas E. Heagle, retired Trustee of Central GoldTrust

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Canada

Auditors	Registrars and Transfer Agents

Ernst & Young LLP	CST Trust Company, Canada
Toronto, Ontario, Canada	American Stock Transfer & Trust Company
LLC, New York, U.S.A.

Legal Counsel	Stock Exchange Listings

Dentons Canada LLP	NYSE MKT Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Seattle, Washington, U.S.A.		GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:        905-304-GOLD (4653)

Fax:             905-648-4196

E-Mail:       info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2